Exhibit 99.(e-2)

AMENDMENT TO DISTRIBUTION AGREEMENT
THE ALGER AMERICAN FUND

The Alger American Fund (the “Fund”) has created a new class of shares designated Class S Shares and has adopted a plan pursuant to Rule 12b-1 under the Investment Company Act permitting certain payments to Fred Alger & Company Incorporated (Alger Inc.”). Accordingly, the Distribution Agreement dated July 22, 1988 between the Fund and Alger Inc. is hereby amended by adding the following paragraphs 1.6, 1.7 and1.8:

1.6 As promptly as possible after the last day of each month that this Agreement is in effect, the Fund may make payments to Alger Inc. at an annual rate of up to .25% of each Portfolio’s average daily net assets represented by the Class S Shares of that Portfolio, such payments to be made in each case only out of the assets allocable to the Portfolio’s Class S Shares. Such payments may be used to finance any activity that is primarily intended to result in the sale of Class S Shares of the Portfolio, including, but not limited to, payments to insurance companies and service providers for qualified pension and retirement plans as compensation for distribution assistance and shareholder services with respect to Class S Shares.

1.7 Alger Inc. shall, at least quarterly, provide to the Board of Trustees of the Fund for their review a written report of the amounts expended under paragraph 1.6 and the purposes for which such expenditures were made, and shall also provide such supplemental reports as the Trustees may from time to time request.

1.8 Alger acknowledges that the payments contemplated by paragraph 1.6 are made pursuant to the Fund’s Distribution and Shareholder Servicing Plan and may continue only so long as the Plan remains in effect, that the payments are subject to the approval of the Fund’s Board of Trustees, and that no Portfolio is contractually obligated to make such payments in any amount at any time.

This Amendment is accepted and agreed to as of May 1, 2002.

THE ALGER AMERICAN FUND

By:	/s/ Gregory S. Duch
Gregory S. Duch, Treasurer

FRED ALGER & COMPANY, INCORPORATED

By:	/s/ Gregory S. Duch
Gregory S. Duch, Executive Vice President